UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, February 27, 2026

Mrs. Solange Berstein

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.: Communicates Material Fact

Dear Madam,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and the provisions of Circular Letter No. 660 of 1986 of the Financial Market Commission ("CMF"), and in use of the powers granted to me, I hereby inform you, as a material fact, that at the meeting of the Board of Directors of Enel Chile S.A. (the "Company") held today, it was agreed to propose to the next Ordinary Shareholders' Meeting of the Company, to be held on April 28, 2026, the distribution of a final dividend of US$ 268,814,614, equivalent to 50% of the net income of 2025, in line with the Dividend Policy for year 2025. The amount of the interim dividend paid in January 2026 will be deducted from this final dividend, so that the effective amount to be distributed to shareholders in May 2026 would be US$ 216,043,119, representing a dividend of US$ 0.003123519916077 per share, if approved by the Ordinary Shareholders' Meeting.

The next Ordinary Shareholders' Meeting of the Company will be held on April 28, 2026, and the other matters to be submitted for consideration by the shareholders will be duly informed through the Company's website and other communications required by the applicable regulations.

Form No. 1 of Circular Letter No. 660 of 1986 of the CMF will be sent in due course once the aforementioned dividends have been approved by the Ordinary Shareholders' Meeting.

Sincerely,

Gianluca Palumbo

Chief Executive Officer

Enel Chile S.A.

c.c.: Banco Central de Chile (Central Bank of Chile)

        Bolsa de Comercio de Santiago (Santiago Stock Exchange)

        Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

        Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

        Depósito Central de Valores (Central Securities Depositary)

        Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Gianluca Palumbo
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Title: Chief Executive Officer of Enel Chile S.A.

Date: March 2, 2026